SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            ____________

                   POST-EFFECTIVE AMENDMENT NO. 1

                             FORM 8-A/A

          FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
               PURSUANT TO SECTION 12(b) OR (g) OF THE
                   SECURITIES EXCHANGE ACT OF 1934


                       AVONDALE INDUSTRIES, INC.

          (Exact name of registrant as specified in its charter)



               Louisiana                                 39-1097012
(State of incorporation or organization)    (IRS Employer Identification No.)



  5100 River Road, Avondale, Louisiana                    70094
(Address of principal executive offices)               (Zip Code)



Securities to be registered pursuant to Section 12(b) of the Act:

                                        None


Securities to be registered pursuant to Section 12(g) of the Act:


                      Common Stock, $1.00 par value per share
                                  (Title of Class)



Item 1.  Description of Registrant's Securities to be Registered

General

     The following summary description is qualified in its entirety by reference to the Company's Articles of Incorporation, as amended (the "Articles") which are incorporated by reference as Exhibit 1. The Company is authorized by its Articles to issue 30,000,000 shares of Common Stock, $1.00 par value per share, and 5,000,000 shares of Preferred Stock, $1.00 par value per share.

Preferred Stock

     The Board of Directors is authorized to amend the Articles, without further action by the Company's shareholders, to issue Preferred Stock from time to time in one or more series and to fix, as to any such series, the voting rights, if any, applicable to such series and such other preferences, limitations and relative rights as the Board of Directors may determine, including dividend, conversion, redemption and liquidation rights and preferences. As of December 31, 1995, there were no shares of Preferred Stock outstanding.

     Pursuant to a Stockholder Protection Rights Agreement, dated as of September 26, 1994, the Board of Directors created a series of preferred stock designated the "Participating Preferred Stock". The Participating Preferred Stock may be issued as contemplated in the Stockholder Protection Rights Agreement, a description of which is incorporated herein by reference to Item 1 of the Company's Form 8-A dated September 30, 1994, a copy of which appears on Exhibit 5 hereto. One one-hundredth of a share of Participating Preferred Stock is designed to be substantially equivalent to one share of the Company's Common Stock.

Rights

     The description of the Rights issued pursuant to the Stockholder Protection Rights Agreement, dated as of September 26, 1994, is incorporated herein by reference to Item 1 of the Company's Form 8-A dated September 30, 1994, a copy of which appears as Exhibit 5 hereto.

Common Stock

     As of December 1, 1995, all issued shares of the Company's Common Stock were fully paid and non-assessable. Unissued shares of the Company's Common Stock, if issued in compliance with the Louisiana Business Corporation Law (the "LBCL"), will be fully paid and non-assessable. Subject to the Louisiana Control Share Acquisition Statute described below, all holders of Common Stock are entitled to one vote for each share of Common Stock held of record on all matters on which shareholders are entitled to vote. Subject to preferences accorded to the holders of the Preferred Stock, holders of Common Stock are entitled to dividends at such times and in such amounts as the Board of Directors shall determine. Upon the dissolution, liquidation or winding up of the Company, after payment of debts and expenses and payment of the liquidation preference plus any accrued dividends on outstanding shares of Preferred Stock, the holders of Common Stock will be entitled to receive all remaining assets of the Company ratably in proportion to the number of shares held by them. Holders of shares of Common Stock have no preemptive, subscription, cumulative voting, conversion or redemption rights, and the Common Stock is not subject to mandatory redemption by the Company.

     As of December 1, 1995, the Company's Employee Stock Ownership Plan (the "ESOP") Trust owned approximately 47.3% of the Company's outstanding Common Stock and virtually all of the shares held in the ESOP Trust had been allocated to the accounts of the participants. In general, ESOP participants have the right to direct the ESOP Trustee how to vote, or whether to tender, shares allocated to their accounts.

     One of the effects of the existence of authorized but unissued Common Stock and undesignated Preferred Stock of the Company may be to enable the Board of Directors to make more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise. If, in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal was not in the Company's best interest, such shares could be issued by the Board of Directors without shareholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent shareholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the decision of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

     Certain Provisions of the Articles of Incorporation and By-laws. Certain provisions of the Articles and By-laws, which are described below, may have the effect, either alone, in combination with each other or with the existence of authorized but unissued capital stock, of making more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors.

     Classified  Board  of  Directors.   The Articles and By-laws
divide the members of the Board of Directors who are elected by the holders of the Common Stock into three classes serving three-year staggered terms.

     Advance Notice of Intention to Nominate a Director. The Articles and By-laws permit a shareholder to nominate a person for election as a director only if written notice of such shareholder's intent to make a nomination has been given to the Secretary of the Company not less than 45 days or more than 90 days prior to the meeting. However, if less than 55 days notice or prior public disclosure of the date of the meeting is given to shareholders, notice of the shareholder's intention to nominate a director must be received no later than the close of business on the tenth day following the day such notice was mailed or public disclosure was made. The shareholder's notice must set forth, among other things, such information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules promulgated under the Securities Exchange Act of 1934 had the nominee been nominated by the Board of Directors of the Company. Additional information about the nominating shareholder, as set forth in the Articles, must also be provided. Any shareholder nomination that fails to comply with these requirements may be disqualified.

     Supermajority and Fair Price Provisions. The Company's Articles contain certain provisions designed to provide safeguards for shareholders when a Related Person (as defined below) attempts to effect a Business Combination (as defined below) with the Company. In general, a Business Combination between the Company and a Related Person must be approved by the Board of Directors prior to the time the Related Person became a Related Person unless certain minimum price and procedural requirements are satisfied. Furthermore, a Business Combination must be approved by the affirmative vote of 80% of the total voting power excluding the voting power of all voting securities beneficially owned by the acquiring entity, at a shareholders' meeting called for that purpose. The Business Combination also must be approved by the vote of the holders of any class or series of the Company's stock otherwise required by law or the Articles. These provisions may be amended only by the affirmative vote of 80% of the total voting power excluding the voting power of all voting securities beneficially owned by any Related Person.

     For purposes of these provisions, a "Related Person" is defined as any person or entity, or any group of two or more persons or entities acting in concert, that is the beneficial owner, directly or indirectly, of 10% or more of the total voting power, other than the Company, any wholly-owned subsidiary of the Company, any employee stock ownership or other employee benefit plan of the Company or of any wholly-owned subsidiary of the Company, or any trustee of, or fiduciary with respect to, any such plan when acting in such capacity.


     The term "Business Combination" means:

            (i)     any merger or consolidation  of the
                    Company with or into a Related Person;

            (ii)    any  sale, lease, exchange or other
                    disposition (in  one  transaction or a series
                    of   related   transactions)    of   all   or
                    substantially  all  of  the  assets  of   the
                    Company to a Related Person;

            (iii)   any  sale, lease, exchange or other
                    disposition (in one transaction or a series of related transactions) to the Company or any subsidiary of the Company of any assets in exchange for which the Related Person becomes the beneficial owner of either (a) voting securities (or securities convertible into or exchangeable for voting securities, or options, warrants or rights to purchase voting securities or securities convertible into or exchangeable for voting securities) of the Company or any subsidiary of the Company or (b) bonds, debentures or other obligations of the Corporation having voting rights;

            (iv)    any reclassification of securities,
                    recapitalization or other transaction designed to increase, or which has the effect of increasing, the proportionate amount of voting securities (or securities convertible into or exchangeable for voting securities, or offers, warrants or rights to purchase voting securities convertible into or exchangeable for voting securities) of the Company that are held by the Related Person;

            (v)     the  issuance  or transfer  by  the
                    Company or any subsidiary of the Company (in one or more issuances or a series of related issuances or transfers) of any securities of the Company or any subsidiary of the Company to any Related Person in exchange for cash, securities or other property having a fair market value of not less than one percent of the total market value of all outstanding shares of the Company's Common Stock as of the close of business of the day immediately preceding the day of the issuance or transfer, or

            (vi)    the  adoption  of   any   plan   or
                    proposal for the liquidation or dissolution of the Company in which anything other than cash will be received by a Related Person or any of its affiliates.

     Shareholders' Right to Call Special Meeting. The Articles and By-laws provide that a special shareholders' meeting may be required by a shareholder or group of shareholders holding in the aggregate at least 80% of the Company's total voting power.

     Removal of Directors; Filling Vacancies on Board of Directors. The Articles and By-laws provide that any director elected by holders of the Common Stock may be removed, only for cause, by a vote of not less than 80% of the total voting power at any meeting of shareholders called for such purpose. "Cause" is defined in the Articles to mean either (i) a conviction of a director by a court of competent jurisdiction of a felony involving moral turpitudes of such conviction is no longer subject to direct appeal or (ii) on adjudication by a court of competent jurisdiction of liability for gross negligence or misconduct in the performance of a director's duty to the Company in a matter of substantial importance to the Company if such adjudication is no longer subject to direct appeal. The Articles and By-laws also provide that any vacancies on the Board of Directors (including any resulting from an increase in the authorized number of directors) may be filled by the affirmative vote of at least two-thirds of the entire Board provided that at any time during which there is a Related Person such action also requires the vote of at least two-thirds of the total number of Continuing Directors, defined below, provided that the shareholders have the right, at any special meeting called for that purpose prior to such action by the Board, to fill the vacancy. A director elected to fill a vacancy serves until the next shareholders' meeting held for the election of directors of the class to which the director has been elected. A "Continuing Director" is defined as (i) any member of the Board of Directors who is neither a Related Person nor an affiliate or associate thereof, and who was a director of the Company prior to the time that the Related Person became a Related Person; and (ii) any other member of the Board of Directors whose nomination or election was approved by a majority of the Continuing Directors then in office either by a specific vote or by approval of the proxy statement issued by the Company on behalf of the Board of Directors in which such person is named as a proposed nominee for director.

     Adoption and Amendment of By-laws. The Articles and By-laws provide that the By-laws may be adopted only by a majority of the entire Board of Directors when there is no Related Person or by both a majority of the entire Board of Directors and a majority of the Continuing Directors at any time when there is a Related Person. By-laws may be amended or repealed only by (i) a majority of the entire Board of Directors when there is no Related Person (except any amendment to or repeal of a by-law concerning the removal of a director requires an affirmative vote of at least three quarters of the entire Board of Directors), or
(ii) both a majority of the entire Board and a majority of the Continuing Directors at any time when there is a Related Person or (iii) the affirmative vote of the holders of at least 80% of the total voting power at any shareholders' meeting the notice of which states that the amendment or repeal is to be considered at the meeting. Any purported amendment to the By-laws that would add a matter not expressly covered by the By-laws prior to such amendment will be deemed the adoption of a new By-law and not an amendment.

     Special Shareholder Voting Requirements. Except as otherwise specifically provided in the Articles, an amendment to the Articles must be approved by the affirmative vote of at least 80% of the total voting power if the amendment has not been recommended by at least a majority of the members of the Board when there is no Related Person or by a majority of the Continuing Directors when there is a Related Person. If the amendment has been so recommended, it must be approved by the affirmative vote of a majority of the voting power present at a shareholders' meeting, unless otherwise specifically provided in the Articles. Except as provided in the supermajority and fair price provisions of the Articles, the affirmative vote of the holders of a majority of the total voting power is necessary to constitute shareholder approval whenever such approval is required by law for a merger, consolidation, sale of assets or dissolution of the Company.

     Consideration  of  Tender  Offers  and  Other  Extraordinary
Transactions. As permitted by Louisiana law, the Articles expressly authorize the Board of Directors, when considering a tender offer, exchange offer, merger or consolidation, to consider, among other factors, the social and economic effects of the proposal on the Company and its employees, customers, creditors and the communities in which it does business.

     Limitation of Liability and Indemnification. The Articles provide that to the fullest extent permitted by the LBCL, no director or officer of the Company will be liable to the Company or to its shareholders for monetary damages for breach of his or her fiduciary duty as a director or officer. The Articles also provide that the Board may (i) cause the Company to enter into contracts with directors and officers providing for the limitation of liability provided in the Articles and for indemnification of directors and officers to the fullest extent permitted by law, (ii) adopt by-laws or resolutions providing indemnification of directors, officers and other persons to the fullest extent permitted by law, and (iii) cause the Company to exercise certain powers set forth in the LBCL relating to insurance, notwithstanding that some or all of the members of the Board acting with respect to the foregoing may be parties to such contracts or beneficiaries of such by-laws or resolutions. These provisions of the Articles may only be amended by the affirmative vote of at least 80% of the total voting power and any amendment or repeal may not adversely affect any limitation of liability of a director or officer with respect to action or inaction occurring prior to the amendment or repeal. The Company's By-laws provide that the Company will indemnify to the full extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director, officer or employee of the Company or served at the request of the Company as a director, officer or employee of any other enterprise.

     Louisiana Control Share Acquisition Statute. The Louisiana Control Share Acquisition Statute provides that any shares acquired by a person or group (an "Acquiror") in an acquisition that causes such person or group to have the power to direct the exercise of voting power in the election of directors in excess of 20%, 33 1/3% or 50% thresholds will have only such voting power as shall be accorded by (i) the holders of a majority of all shares other than "interested shares," as defined below, and
(ii) a majority of the total voting power. "Interested shares" include all shares as to which the Acquiror, any officer of the Company and any director of the Company who is also an employee of the Company may exercise or direct the exercise of voting power. The statute permits the articles of incorporation or by-laws of a company to exclude from the statute's application acquisitions occurring after the adoption of the exclusion. As of December 1, 1995, the Company's Articles and By-laws did not contain such an exclusion.

     Louisiana Fair Price Protection Statute. The Articles provide that the Company claims the benefits of the Louisiana Fair Price Protection Statute, provided that the statute will not apply to any business combination, as defined in such statute, involving the Company's ESOP.

     The Louisiana Fair Price Protection Statute requires that any "business combination" (defined to include a merger, consolidation, share exchange, certain asset distributions and certain issuances of securities) with a shareholder who is the beneficial owner of 10% or more of the voting power of the outstanding voting stock of the Company (an "interested shareholder"), or an affiliate of an interested shareholder, be recommended by the Board of Directors. Additionally, the business combination must be approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by outstanding shares of voting stock of the Company voting together as a single voting group, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock other than voting stock held by the interested shareholder who is, or whose affiliate is, a party to the business combination or an affiliate or associate of the interested shareholder, voting together as a single group. These votes are not required if certain minimum price, form of consideration and procedural requirements are satisfied by the interested shareholder, or if the Board approves the business combination before the interested shareholder becomes such.

     Louisiana Employee Benefit Plan Protection Statute. Sections 130 through 130.2 of the LBCL may have the effect of deterring a takeover of a Louisiana corporation with a large pension plan such as the Company's ESOP. While the statute has not been interpreted by a court, it may impose liability on any person responsible for losses suffered by an employee benefit fund as a result of transactions occurring during a two-year period following a change in the majority voting ownership of a Louisiana corporation.

Item 2.  Exhibits

Exhibit Numbers            Description
---------------            -----------

1 Articles of Incorporation of the Company, <F1> as amended on December 21, 1995.

2         By-laws of the Company. <F2>

3         Stockholder Protection Rights Agreement dated September
          26, 1994,  between  the  Company  and  Boatmen's  Trust
          Company, as Rights Agent. <F3>

4         Description   of  the  Stockholder  Protection   Rights
          Agreement included as Item 1 of the Company's Form 8-A dated September 30, 1994.

______________________
[FN]
<F1>    Incorporated by reference from the Company's Quarterly Report on Form
        10-Q for the fiscal quarter ended June 30, 1993, and as modified on the Company's for 8-A dated September 30, 1994.

<F2>    Incorporated by reference from the Company's Quarterly Report on Form
        10-Q for the fiscal quarter ended June 30, 1995.

<F3>    Incorporated by reference from the Company's  Current  Report on Form
        8-K filed with the Commission on September 30, 1994.

                           SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        AVONDALE INDUSTRIES, INC.


                                        By: /s/ Thomas M. Kitchen
                                            _____________________
                                            Thomas M. Kitchen
                                            Vice President and
                                            Chief Financial Officer

Date: December 21, 1995


                         EXHIBIT LIST

1 Articles of Incorporation of the Company, <F1> as amended on December 21, 1995.

2         By-laws of the Company. <F2>

3         Stockholder Protection Rights Agreement dated September
          26, 1994,  between  the  Company  and  Boatmen's  Trust
          Company, as Rights Agent. <F3>

4         Description   of  the  Stockholder  Protection   Rights
          Agreement included as Item 1 of the Company's Form 8-A dated September 30, 1994.

______________________
[FN]
<F1>    Incorporated by reference from the Company's Quarterly Report on Form
        10-Q for the fiscal quarter ended June 30, 1993, and as modified on the Company's for 8-A dated September 30, 1994.

<F2>    Incorporated by reference from the Company's Quarterly Report on Form
        10-Q for the fiscal quarter ended June 30, 1995.

<F3>    Incorporated by reference from the Company's  Current  Report on Form
        8-K filed with the Commission on September 30, 1994.